Crypto-Services, Inc.

711-8 Lee Centre Dr.

Scarborough, ON

Canada M1H 3H8

March 6, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeff Kauten, Attorney-Advisor

Re:

Crypto-Services, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 29, 2015

File No. 333-200760

Dear Mr. Kauten:

ABV Consulting, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 13, 2015, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

We have reviewed your response to prior comment 1 and the revised risk factor disclosure on page 14. Please revise to disclose the potential adverse impact on obtaining financing through offerings of unregistered securities and the conditions that must be satisfied before your shares may be resold under Rule 144.

Response:

We respectfully inform the Staff that we have added a risk factor on page 14 to disclose the conditions that must be satisfied before our shares may be resold under Rule 144 as well as the potential adverse impact on obtaining financing through offering of unregistered securities.

Cover Page

2.

We are unable to locate disclosure responsive to prior comment 4 in the filing and reissue the comment.

Response:

We respectfully inform the Staff that we have revised our disclosure through this prospectus our intention to enter into the business of operating a website that will provide news, information and product and services reviews covering the digital currency industry. Most changes are made on cover page, page 6 and page 22.

Risk Factors

Risks Related to this Offering, page 9

3.

We have considered your response to prior comment 7 and the revisions to the disclosure in the Risk Factors section. Please revise the Available Information section to remove the references to proxy statements as you will not be subject to Section 14 of the Exchange Act.

Response:

We respectfully inform the Staff that we have revised our disclosure on page 9 to remove the reference to proxy statements as we will not be subject to Section 14 of the Exchange Act.

Use of Proceeds, page 19

4.

We note your revisions on page 24 in response to prior comment 9. Please make corresponding revisions in this section to indicate that the offering expenses will be paid from your currently available cash.

Response:

We respectfully inform the Staff that we have revised the disclosure on page 19 that we intend to use our current available cash to pay for the offering expenses.

Directors, Executive Officers, Promoters and Control Persons

Business Experience, page 27

5.

We have reviewed your response to prior comment 12. Please revise your disclosure to provide more detailed information that will enable investors to better understand how the degrees earned by Mr. Hum and Mr. Jong compare to degrees awarded under the U.S. collegiate system. It is unclear from your response whether the degrees they earned are equivalent to two year associates’ degrees in the United States, for example.

Response:

We respectfully inform the Staff that the degrees earned by Mr. Hum and Mr. Jong in Canada are equivalent to two year associates’ degrees in the United States. We have revised the disclosure on page 27.

We hope that the foregoing addresses all of the Staff's comments.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at 1-702-290-8649.

The Company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crypto-Services, Inc.

By: /s/ Gordon Hum

Gordon Hum

Chief Executive Officer